CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Re: SilverCrest Mines Inc. – Form 40-F

I, Nathan Eric Fier, do hereby consent to the filing of certain scientific and technical written disclosure pertaining to the Santa Elena, Cruz de Mayo and La Joya Projects not included in the technical reports entitled (i) "NI 43-101 Technical Report Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico," prepared by P. James F. Barr, P. Geo., John Chow, MAusIMM., Geoff Allard, P.E. and C. Stewart Wallis, P.Geo., dated April 1, 2011 as amended May 11, 2011, and (ii) the "Resource Estimate for the La Joya Property, Durango, Mexico, NI-43-101 Technical Report" prepared by P. James F. Barr, P.Geo., Lara Reggin, P.Geo. and Ting Lu, M.Sc., P.Eng., and the use of my name in the Annual Information Form and Annual Report on Form 40-F of SilverCrest Mines Inc. for the year ended December 31, 2011 and any amendments thereto.